Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended March 31, 2023

Hamilton, Bermuda, May 11, 2023, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG-PA), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended March 31, 2023.

Recent Developments

Agreement for Sale of GasLog Athens

On January 17, 2023, GasLog Hellas-2 Special Maritime Enterprise, the vessel-owning entity of the GasLog Athens, a 145,000 cubic meter (“cbm”) steam turbine propulsion (“Steam”) LNG carrier, entered into a Memorandum of Agreement with respect to the sale of its vessel to an unrelated third party, resulting in the reclassification of the vessel as held for sale and the recognition of a non-cash impairment loss of $9.3 million as of March 31, 2023. The transaction is expected to be completed upon redelivery of the vessel from its current charterer.

Sale and Lease-Back Arrangements

On March 30, 2023, GasLog Partners LP (“GasLog Partners” or the “Partnership”) completed the sale and lease-back of the GasLog Sydney, a 155,000 cbm tri-fuel diesel electric (“TFDE”) LNG carrier, built in 2013, with a wholly owned subsidiary of China Development Bank Leasing (“CDBL”). The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation, at a price of $140.0 million. The completion of the transaction resulted in the recognition of a non-cash impairment loss of $0.1 million and a loss on disposal of $0.7 million.

On March 30, 2023, GasLog completed the sale and lease-back of the GasLog Saratoga, a 155,000 cbm TFDE LNG carrier, built in 2014, with CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation, at a price of $144.0 million. The completion of the transaction resulted in the recognition of a non-cash impairment loss of $6.1 million and of a loss on disposal of $0.6 million.

Merger Agreement with GasLog Partners

On April 6, 2023, GasLog and subsidiaries of GasLog entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Partnership. Pursuant to the Merger Agreement, GasLog will acquire the outstanding common units of the Partnership not beneficially owned by GasLog (the “Transaction”) for overall consideration of $8.65 per common unit in cash, consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash that will be distributed to the Partnership’s unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction.

The conflicts committee (the “Conflicts Committee”) of the Partnership’s board of directors, comprised solely of independent directors and advised by its own independent legal and financial advisors, unanimously recommended that the Partnership’s board of directors approve the Merger Agreement and determined that the Transaction was in the best interests of the Partnership and the holders of its common units unaffiliated with GasLog. Acting upon the recommendation and approval of the Conflicts Committee, the Partnership’s board of directors unanimously approved the Merger Agreement and the Transaction and recommended that the common unitholders of the Partnership vote in favor of the Transaction.

The Transaction is expected to close by the end of the third quarter of 2023, subject to approval of the Transaction by holders of a majority of the common units of the Partnership and the satisfaction of certain closing conditions. GasLog owns 30.2% of the common units of the Partnership and has entered into a support agreement with the Partnership committing to vote its common units in favor of the Transaction. Upon closing of the Transaction, the Partnership’s preference units will continue to trade on the New York Stock Exchange.

New Charter Agreements

During the first quarter of 2023, GasLog signed a time charter agreement for the GasLog Singapore, a TFDE LNG carrier, with New Fortress Energy Transport Partners LLC (“NFE Transport Partners LLC”) for approximately two years and the time charter agreement of the GasLog Geneva, a TFDE LNG carrier, with a wholly owned subsidiary of Shell plc (“Shell”) was extended by five years, following the exercise of their extension option, with the contract now due to expire in 2028. Post-quarter end the time charter agreement of the GasLog Gibraltar, a TFDE LNG carrier, with Shell was extended by five years, following the exercise of their extension option, with the contract now to expire in 2028.

Dividend Declarations

On May 10, 2023, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $14.3 million in the aggregate, payable on May 12, 2023, to shareholders of record as of May 11, 2023.

On May 10, 2023, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on July 3, 2023, to holders of record as of June 30, 2023.

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Financial Summary

Amounts in thousands of U.S. Dollars	For the three months ended
	March 31, 2022	March 31, 2023
Revenues	$213,723	$231,299
Profit for the period	$71,052	$45,024
Adjusted EBITDA[1]	$157,533	$180,088
Adjusted Profit[1]	$58,034	$69,959

 1 Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,908 available days for the quarter ended March 31, 2023, as compared to 3,150 available days for the quarter ended March 31, 2022. Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (for example, days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities). The decrease in available days was attributable to the sale of the Methane Shirley Elisabeth in September 2022, the increase in off-hire days for scheduled dry-dockings (nil dry-docking off-hire days in the three-month period ended March 31, 2022, compared to 65 dry-docking off-hire days in the three-month period ended March 31, 2023) and to the Floating Storage Regasification Unit (“FSRU”) conversion of the Alexandroupoli that started in February 2023.

Revenues were $231.3 million for the quarter ended March 31, 2023 ($213.7 million for the quarter ended March 31, 2022). The increase in revenues is mainly attributable to a net increase in revenues from our vessels operating in the spot and short-term markets in the first quarter of 2023, under time charters that were executed in 2022. This net increase was partially offset by a decrease in revenues from the off-hire days due to the scheduled dry-docking of our vessels in the first quarter of 2023 (nil dry-dockings in the same period in 2022) and the sale of the Methane Shirley Elisabeth in the third quarter of 2022.

Profit for the period was $45.0 million for the quarter ended March 31, 2023 (profit of $71.1 million for the quarter ended March 31, 2022). The decrease in profit is mainly attributable to the decrease in gain from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss due to changes in the forward yield curve and the increase in financial costs, mainly attributable to the increase in interest expense on loans, partially offset by the decrease in realized loss from derivatives held for trading, both as a result of the increased interest rates in the first quarter of 2023 as compared to the same period in 2022, the increase in revenues, as discussed above, and the decrease in non-cash impairment loss recognized in the first quarter of 2023 compared to the same quarter in 2022.

Adjusted EBITDA was $180.1 million for the quarter ended March 31, 2023 ($157.5 million for the quarter ended March 31, 2022). The increase in Adjusted EBITDA is mainly attributable to the increase in revenues of $17.6 million, as discussed above and a decrease of $3.6 million in vessel operating and supervision costs, largely related to cost savings in 2023 following the relaxation of our COVID-19 enhanced protocols and a more favorable Euro/United States Dollar exchange rate in the first quarter of 2023 compared to the same period in 2022.

Adjusted Profit was $70.0 million for the quarter ended March 31, 2023 ($58.0 million for the quarter ended March 31, 2022). The increase in Adjusted Profit is mainly attributable to the increase in Adjusted EBITDA, the decrease in realized loss from derivatives held for trading and the increase in financial income, partially offset by the increase in financial costs, all as a result of the increase in interest rates in the first quarter of 2023 as compared to the same period in 2022.

As of March 31, 2023, GasLog had $413.1 million of cash and cash equivalents. An additional amount of $91.5 million of time deposits with an original duration greater than three months was classified under short-term cash deposits.

As of March 31, 2023, GasLog had an aggregate of $3.0 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $372.3 million is repayable within one year. Current bank borrowings include an amount of a) $156.7 million with respect to the credit facility of up to $450.0 million of GAS-four Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. with Credit Suisse AG, Nordea Bank Abp, filial I Norge, Iyo Bank Ltd., Singapore Branch and the Development Bank of Japan, Inc. which matures in February 2024 and b) $32.5 million with respect to the associated debt of the vessel classified as held for sale as of March 31, 2023. Furthermore, as of March 31, 2023, we also had an aggregate of $435.7 million of lease liabilities, of which $69.6 million is payable within one year.

As of March 31, 2023, the total remaining balance of the contract prices of the four LNG carriers on order was $639.0 million, of which $82.8 million is due within 12 months and will be funded by the four sale and leaseback agreements entered into on July 6, 2022 with CMB Financial Leasing Co., Ltd. (“CMBFL”).

As of March 31, 2023, GasLog’s current assets totaled $625.2 million, while current liabilities totaled $625.3 million, resulting in a negative working capital position of $0.1 million. Current liabilities include $66.5 million of unearned revenue in relation to hires received in advance of March 31, 2023 (which represents a non-cash liability that will be recognized as revenue in April 2023 as the services are rendered).

GasLog Partners Preference Unit Repurchase Programme

In the quarter ended March 31, 2023, there were no repurchases of preference units, due to an extended blackout period in relation to the Transaction.

Since inception of the GasLog Partners’ preference unit repurchase programme in March 2021, and up to March 31, 2023, GasLog Partners has repurchased and cancelled 665,016 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units, 1,103,618

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8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units and 938,955 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units, at a weighted average price of $24.64, $25.01 and $25.03 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $67.6 million, including commissions.

Fleet Update

Owned Fleet

As of May 11, 2023, our wholly owned fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Alexandroupoli (3)	2010	153,600	n/a	TFDE	n/a	n/a
2	GasLog Athens	2006	145,000	DESFA (4)	Steam	June 2023	—
3	GasLog Savannah	2010	155,000	Multinational Oil and Gas Company	TFDE	July 2024	2025 (5)
4	GasLog Singapore	2010	155,000	NFE Transport Partners LLC	TFDE	March 2025	June 2025 (6)
5	GasLog Genoa	2018	174,000	Shell	Dual-fuel medium speed propulsion (“X-DF”)	March 2027	2030-2033 (7)
6	GasLog Windsor	2020	180,000	Centrica (8)	X-DF	April 2027	2029-2033 (8)
7	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033 (8)
8	GasLog Georgetown	2020	174,000	Cheniere (9)	X-DF	November 2027	2030-2034 (9)
9	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (9)
10	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (9)
11	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (9)
12	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (7)
13	GasLog Warsaw	2019	180,000	Endesa (10)	X-DF	May 2029	2035-2041 (10)
14	GasLog Wales	2020	180,000	Jera (11)	X-DF	March 2032	2035-2038 (11)

As of May 11, 2023, the Partnership’s owned fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Rita Andrea	2006	145,000	Energy Major	Steam	October 2023	—
2	Methane Alison Victoria	2007	145,000	CNTIC VPower (12)	Steam	October 2023	2024-2025 (12)
3	Solaris	2014	155,000	Energy Major	TFDE	October 2023	—
4	GasLog Santiago	2013	155,000	Trafigura (13)	TFDE	December 2023	2028 (13)
5	GasLog Seattle	2013	155,000	Energy Trading Company (14)	TFDE	March 2024	—
6	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2024	2025 (9)
7	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (7)
8	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (7)
9	GasLog Geneva	2016	174,000	Shell	TFDE	September 2028	2031 (7)
10	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2028	2031 (7)
11	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2029	—

Bareboat Vessels

As of May 11, 2023, our bareboat fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Skagen	2013	155,000	Tokyo LNG (15)	TFDE	September 2024	—
2	GasLog Saratoga (16)	2014	155,000	Mitsui (17)	TFDE	September 2024	—
3	GasLog Hong Kong	2018	174,000	TotalEnergies (18)	X-DF	December 2025	2028 (18)
4	GasLog Salem	2015	155,000	Gunvor (19)	TFDE	March 2026	—
5	Methane Julia Louise	2010	170,000	Shell	TFDE	March 2026	2029-2031 (7)
6	GasLog Houston	2018	174,000	Shell	X-DF	May 2028	2031-2034 (7)

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As of May 11, 2023, the Partnership’s bareboat fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Sydney (16)	2013	155,000	Spot market	TFDE	—	—
2	GasLog Shanghai	2013	155,000	Woodside (20)	TFDE	February 2025	2026 (20)
3	Methane Heather Sally	2007	145,000	SEA Charterer (21)	Steam	July 2025	—

(1)	Indicates the expiration of the initial term.

(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The vessel GasLog Chelsea was renamed to Alexandroupoli in February 2023. The vessel is currently undergoing conversion into an FSRU.

(4)	The vessel is chartered to the Hellenic Gas Transmission System Operator (DESFA) S.A. (“DESFA”) for a period of one year. Upon redelivery from DESFA, the vessel will be sold to an unrelated third party.

(5)	The charterer has the right to extend the charter by one additional period of one year, provided that the charterer gives us advance notice of the declaration.

(6)	The vessel is chartered to NFE Transport Partners LLC. The charterer has the right to extend the charter by an additional period of 90 days, provided that the charterer gives us advance notice of the declaration.

(7)	Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the Methane Julia Louise for a period of either three or five years, (c) the GasLog Greece and the GasLog Glasgow for a period of five years and (d) the GasLog Geneva and the GasLog Gibraltar for a period of three years, provided that Shell gives us advance notice of the declarations.

(8)	The vessels are chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica Plc (“Centrica”). Centrica has the right to extend the charters by three additional periods of two years, provided that Centrica gives us advance notice of declaration.

(9)	The vessel is chartered to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”). Cheniere has the right to extend the charters of (a) the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years, respectively and (b) the Methane Jane Elizabeth by an additional period of one year, provided that Cheniere gives us advance notice of the declarations.

(10)	“Endesa” refers to Endesa S.A. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.

(11)	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc. Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.

(12)	The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. CNTIC VPower may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of declaration.

(13)	The vessel is chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”). Trafigura may extend the term of this time charter for a five-year period, provided that the charterer gives us advance notice of declaration.

(14)	The vessel is chartered to a Swiss-headquartered energy trading company.

(15)	The vessel is chartered to Tokyo LNG Tanker Co. Ltd. (“Tokyo LNG”).

(16)	On March 30, 2023 GAS-five Ltd. and GAS-nine Ltd. sold the GasLog Sydney and the GasLog Saratoga respectively, to CDBL and leased them back for a period of five years, with no repurchase option or obligation.

(17)	The vessel is chartered to Mitsui & Co., Ltd. (“Mitsui”).

(18)	The vessel is chartered to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”). TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

(19)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a wholly owned subsidiary of Gunvor Group Ltd. (“Gunvor”).

(20)	The vessel is chartered to Woodside Energy Shipping Singapore Pte. Ltd. (“Woodside”). The charterer has the right to extend the charter by one additional period of one year, provided that the charterer gives us advance notice of declaration.

(21)	The vessel is chartered to a Southeast Asian charterer (“SEA Charterer”).

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog has agreed, and has caused our controlled affiliates (other than GasLog Partners, its general partner and its subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying and offering GasLog Partners the opportunity to purchase such a vessel at fair market value.

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Future Deliveries

As of May 11, 2023, GasLog has four newbuildings on order at Daewoo Shipbuilding and Marine Engineering Co., Ltd.:

LNG Carrier	Expected Delivery	Cargo Capacity (cbm)	Charterer	Propulsion(1)	Estimated Charter Expiration(2)
Hull No. 2532	Q3 2024	174,000	Multinational Oil and Gas Company	MEGI	2031
Hull No. 2533	Q3 2024	174,000	Mitsui	MEGI	2033
Hull No. 2534	Q3 2025	174,000	Woodside	MEGI	2035
Hull No. 2535	Q4 2025	174,000	Woodside	MEGI	2035

(1)	M-type, Electronically controlled Gas Injection (“MEGI”) engine.
(2)	Charter expiration to be determined based upon actual date of delivery.

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EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2022 and March 31, 2023

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2022	March 31, 2023
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	28,823	35,461
Deferred financing costs	8,778	8,292
Other non-current assets	2,092	2,297
Derivative financial instruments, non-current portion	13,225	6,307
Tangible fixed assets	4,514,663	3,995,938
Vessels under construction	210,099	398,779
Right-of-use assets	416,485	533,265
Total non-current assets	5,203,676	4,989,850
Current assets
Vessel held for sale	—	54,450
Trade and other receivables	22,897	28,235
Dividends receivable and other amounts due from related parties	61	607
Derivative financial instruments, current portion	25,383	19,200
Inventories	8,483	9,156
Prepayments and other current assets	7,262	8,876
Short-term cash deposits	36,000	91,500
Cash and cash equivalents	368,286	413,126
Total current assets	468,372	625,150
Total assets	5,672,048	5,615,000
Equity and liabilities
Equity
Preference shares	46	46
Share capital	954	954
Contributed surplus	658,888	658,888
Reserves	16,464	14,567
Retained earnings	108,685	109,896
Equity attributable to owners of the Group	785,037	784,351
Non-controlling interests	936,741	957,210
Total equity	1,721,778	1,741,561
Current liabilities
Trade accounts payable	19,725	15,487
Ship management creditors	14	72
Amounts due to related parties	26	185
Derivative financial instruments, current portion	2,834	2,884
Other payables and accruals	166,932	164,781
Borrowings, current portion	294,977	372,299
Lease liabilities, current portion	48,548	69,633
Total current liabilities	533,056	625,341
Non-current liabilities
Derivative financial instruments, non-current portion	5,498	11,762
Borrowings, non-current portion	3,004,767	2,657,868
Lease liabilities, non-current portion	287,828	366,052
Other non-current liabilities	119,121	212,416
Total non-current liabilities	3,417,214	3,248,098
Total equity and liabilities	5,672,048	5,615,000

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Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2022	March 31, 2023
Revenues	213,723	231,299
Voyage expenses and commissions	(5,332)	(4,715)
Vessel operating and supervision costs	(43,637)	(40,021)
Depreciation	(54,833)	(56,234)
Impairment loss	(28,884)	(11,740)
Loss on disposal of non-current assets	(577)	(1,309)
General and administrative expenses	(10,018)	(8,561)
Profit from operations	70,442	108,719
Financial costs	(37,369)	(64,497)
Financial income	59	4,039
Gain/(loss) on derivatives	37,401	(3,670)
Share of profit of associates	519	433
Total other income/(expenses), net	610	(63,695)
Profit for the period	71,052	45,024
Attributable to:
Owners of the Group	44,795	18,035
Non-controlling interests	26,257	26,989
	71,052	45,024

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Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2022	March 31, 2023
Cash flows from operating activities:
Profit for the period	71,052	45,024
Adjustments for:
Depreciation	54,833	56,234
Impairment loss	28,884	11,740
Loss on disposal of non-current assets	577	1,309
Share of profit of associates	(519)	(433)
Financial income	(59)	(4,039)
Financial costs	37,369	64,497
(Gain)/loss on derivatives (excluding realized loss/gain on forward foreign exchange contracts held for trading)	(38,036)	5,178
Share-based compensation	256	146
	154,357	179,656
Movements in working capital	(5,048)	(6,251)
Net cash provided by operating activities	149,309	173,405
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(98,971)	(86,787)
Proceeds from sale and leaseback, net of commissions	125,968	284,000
Proceeds from FSRU forthcoming sale	79,526	92,825
Other investments	—	(6,630)
Payments for right-of-use assets	—	(760)
Purchase of short-term cash deposits	—	(72,500)
Maturity of short-term cash deposits	—	17,000
Financial income received	30	3,095
Net cash provided by investing activities	106,553	230,243
Cash flows from financing activities:
Proceeds from loans and bonds	315,000	61,549
Loan and bond repayments	(492,099)	(330,807)
Principal elements of lease payments	(7,824)	(10,297)
Interest paid	(45,409)	(62,510)
Release of cash collaterals for swaps	990	—
Payment of loan and bond issuance costs	(3,637)	(285)
Proceeds from interest rate swaps termination	—	3,706
Payment of equity raising costs	(20)	—
Dividends paid (common and preference)	(31,318)	(20,828)
Repurchase of GasLog Partners’ preference units	(10,002)	—
Net cash used in financing activities	(274,319)	(359,472)
Effects of exchange rate changes on cash and cash equivalents	(305)	664
(Decrease)/increase in cash and cash equivalents	(18,762)	44,840
Cash and cash equivalents, beginning of the period	282,246	368,286
Cash and cash equivalents, end of the period	263,484	413,126

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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and the costs relating to the 2022 take-private transaction with BlackRock’s Global Energy & Power Infrastructure team and the Transaction (collectively such costs, the “Transaction Costs”). Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. EBITDA, Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and Transaction Costs; and in the case of Adjusted Profit, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA and Adjusted Profit are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA and Adjusted Profit, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted Profit should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2022	March 31, 2023
Profit for the period	71,052	45,024
Depreciation	54,833	56,234
Financial costs	37,369	64,497
Financial income	(59)	(4,039)
(Gain)/loss on derivatives	(37,401)	3,670
EBITDA	125,794	165,386
Foreign exchange losses, net	279	693
Restructuring costs	1,478	136
Transaction Costs	521	824
Impairment loss	28,884	11,740
Loss on disposal of non-current assets	577	1,309
Adjusted EBITDA	157,533	180,088

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Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2022	March 31, 2023
Profit for the period	71,052	45,024
Non-cash (gain)/loss on derivatives	(46,212)	9,221
Write-off of unamortized loan fees	1,150	1,676
Foreign exchange losses, net	279	693
Restructuring costs	1,478	136
Transaction Costs	521	824
Impairment loss	28,884	11,740
Loss on disposal of non-current assets	577	1,309
Unrealized foreign exchange losses/(gains), net on cash	305	(664)
Adjusted Profit	58,034	69,959

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